ATTACHMENT FOR CURRENT FILING OF N-SAR
SUB-ITEM 77I
Terms of New or Amended Securities

For John Hancock Bond Fund

On December 6, 2011, the Board of Trustees approved the establishment of a new retirement share class, Class R2 shares, for John Hancock Bond Fund and the related Multi-Class Plan. The Board also authorized the filing of the related post-effective amendment to the Fund’s registration statement which was filed on February 28, 2012, accession number 0000950123-12-003600.